SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K


(Mark One):
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the fiscal year ended NOVEMBER 30, 2000

                       Commission file number: 1-6018

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Retirement Savings Plan for Employees of
                  Tokheim Corporation and Subsidiaries

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tokheim Corporation
                           10501 Corporate Drive
                         Fort Wayne, Indiana 46845
                               (219) 470-4600


                                 SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Retirement Savings Plan for the
                                         Employees of Tokheim Corporation
                                         and Subsidiaries


Date: June 1,  2001                      By: /S/  ROBERT L. MACDONALD
                                            -------------------------
                                                  Robert L. Macdonald
                                                  Executive Vice President,
                                                  Finance and Chief Financial
                                                  Officer



Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries
Contents
-----------------------------------------------------------------------------




Report of Independent Accountants..........................................1

Financial Statements

Statement of Net Assets Available for Benefits as of
November 30, 2000 and 1999.................................................2

Statement of Changes in Net Assets Available for Benefits
for the years ended November 30, 2000 and 1999.............................3

Notes to Financial Statements..............................................4-9

Supplemental Schedule*

Item 27a - Schedule of Assets Held for Investment Purposes
as of November 30, 2000....................................................10


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



                     Report of Independent Accountants


To the Participants and Employee Benefits Committee of The Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the "Plan") at November 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
May 22, 2001
Indianapolis, Indiana



----------------------------------------------------------------------------
Retirement Savings Plan for the Employees of Tokheim Corporation
Financial Statement Reconciliation
      11/30/00
----------------------------------------------------------------------------

Index

  Financial Statements
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits.
Schedule 27a - Net Assets Held for Investment Purposes

  Appendices
A Consolidating Schedule - Statement of Net Assets Available for Plan Benefits B Consolidating Schedule - Statement of Changes in Net Assets Available for
  Plan Benefits
C Reclassification Entries
D Adjusting Entries
E Preferred Stock Reconciliation - Encumbered
F Preferred Stock Reconciliation - Unencumbered


Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries
Statement of Net Assets Available for Benefits
As of November 30, 2000 and 1999
------------------------------------------------------------------------------



                                                                  2000                     1999


                              Assets

Cash                                                             $ 20,539                    $ 29
Investments                                                    45,887,753              48,707,703
Receivables:
    Employer contributions                                        364,950                 394,775
    Participant contributions                                     120,372                 305,887
                                                            --------------       -----------------

    Total assets                                               46,393,614              49,408,394
                                                            --------------       -----------------

                            Liabilities

Note payable                                                    3,051,066               4,350,926
                                                            --------------       -----------------

Net assets available for benefits                            $ 43,342,548            $ 45,057,468
                                                            ==============       =================





Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries Statement of Changes
in Net Assets Available for Benefits For the years ended November 30, 2000 and 1999
----------------------------------------------------------------------------

                                                                         2000                   1999

Additions:
    Employer contributions                                              $ 2,471,990            $ 3,169,640
    Participant contributions                                             2,583,339              3,605,409
    Transfers (to) from other plans                                         (29,277)               392,868
    Net appreciation (depreciation) in fair value of investments         (2,726,012)               294,930
    Dividend income                                                       1,413,895              1,910,431
    Interest income                                                         409,998                528,724
                                                                     ---------------       ----------------

    Total additions                                                       4,123,933              9,902,002
                                                                     ---------------       ----------------

Deductions:
    Withdrawal and termination distributions                              5,520,852              3,738,415
    Interest expense                                                        318,001                346,770
                                                                     ---------------       ----------------

    Total deductions                                                      5,838,853              4,085,185
                                                                     ---------------       ----------------

Net increase (decrease)                                                  (1,714,920)             5,816,817

Net assets available for benefits, beginning of year                     45,057,468             39,240,651
                                                                     ---------------       ----------------

Net assets available for benefits, end of year                         $ 43,342,548           $ 45,057,468
                                                                     ===============       ================




Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries
Notes to Financial Statements
---------------------------------------------------------------------------


1. Plan of Reorganization

On August 28, 2000, Tokheim Corporation (the Company), the Plan sponsor, filed a Joint Prepackaged Plan of Reorganization (the "Plan of Reorganization") for the Company and its U.S. subsidiaries pursuant to Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Delaware. The Bankruptcy Court confirmed the Company's Plan on October 4, 2000 and the Company emerged from bankruptcy as of October 20, 2000, the effective date of the Plan.

The Plan of Reorganization provided that, among other things:

o the Company's approximately 12,669,000 shares of outstanding common stock were cancelled and existing holders of common stock received Series C "out of the money" warrants with a six year term giving them the right to acquire an aggregate of 549,451 shares of the new common stock of the reorganized Company at an exercise price of approximately $49.46 per share; (each Series C warrant entitles the holder to purchase 0.04326865 of a share of new common stock at a price of $2.14, thereby requiring a holder to exercise approximately 23.111 Series C warrants at an aggregate exercise price of approximately $49.46 to purchase one share of new common stock.)

o in exchange for their Notes, the holders of $190.4 million of senior subordinated notes and certain other unsecured creditors received 4,410,000 shares of New Common Stock representing 88% of the equity value of the reorganized Company, subject to dilution for warrants to existing shareholders and management options;

o in exchange for their Notes, the holders of $49.2 million of junior subordinated notes received 90,000 shares of New Common Stock representing 2% of the equity value of the reorganized Company, subject to dilution for warrants to existing shareholders and management options and Series B Warrants giving them the right to acquire an aggregate of 555,556 shares of New Common Stock of the reorganized Company at an exercise price of $30.00 per share;

o the Company's employees' rights to receive cash redemption of preferred stock held by the Retirement Savings Plan were preserved.

The Plan also provided that the conversion rate of preferred stock to common stock of one-for-one (or $25 for $25 equivalent value) that existed at November 30, 1999, was changed to reflect the conversion of the old common stock into Series C warrants. As a result, the conversion rate of preferred stock to common stock became one share of preferred stock to
0.04326865 shares of common stock (approximately the equivalent of what could be purchased with one Series C Warrant). Therefore, the value of a share of new common stock would have to exceed approximately $577.79 per share before the value of 0.04326865 shares of new common stock exceeds $25.

The Plan also provided that the Company's existing bank credit agreement was restructured to comprise a four year, eleven month senior term facility of $137.2 million and a four year, eleven month special facility of $100 million on which interest will be accrued but not paid until at least November 30, 2002; (ii) the Company's bank group provided, in addition to the $237.2 million facilities detailed above, a debtor-in-possession financing (the "DIP Financing") facility with available borrowings of $47.8 million which was converted into a revolving credit facility upon the Company's emergence from the reorganization; (iii) members of the bank group received warrants with a five year term to purchase 678,334 shares of new common stock at an exercise price of $0.01 per share and Series A Preferred Stock with a total liquidiation preference of $0.1 million, quarterly dividends at the rate of 16% per annum, and the right to elect two directors to the Company's Board of Directors (and to elect a majority of the directors upon certain defaults under the Credit Agreement).

See Note 5 for information related to the note payable by the Plan under the Loan and Guarantee Agreement and the effect of the plan of reorganization on this liability.

2.  Description of Plan

     The following description of the Tokheim Corporation and Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering certain full-time employees of the Company who work in the United States, are age twenty-one or older, and have at least six months of service with the Company.

     Participant Contributions
     Participants may elect to contribute up to 16% of their eligible compensation to the Plan (in increments of 1%) in any one or more of the available investment funds. Contributions are made to the Plan as each payroll is processed and are allocated to each participant's pre-tax or after-tax contribution account as of the end of each quarter. Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, plan earnings, and forfeitures of terminated participants' non-vested accounts.

     Company Contributions
     The Plan provides a retirement contribution of 2.5% of compensation to UAW union participants in the Plan and 1.5% of compensation to non-union participants. The Plan also provides for a matching contribution with a minimum of 67% of the first 6% of employee pre-tax contributions that can increase to 150% of the first 6% of employee contributions, depending on the performance (as defined by the Plan) of the Company.

     The Plan Agreement provides certain limitations on the amount of annual additions that can be made to participant accounts and the amount of Company contributions in any Plan year. Participants should refer to the Plan Agreement for a more complete description of limitations on contributions.

     Vesting
     Participants are fully vested at all times and have a non-forfeitable interest in their contributions and the Company matching contributions. Participants must complete five years of service to be vested in the ESOP Base Allocation Account, which holds the shares allocated to participants as payments are made on the ESOP note payable.

     Forfeitures
     Any participant who terminates employment with the Company prior to attainment of the five year vesting period for the ESOP Base Allocation, and does not return within that period, will forfeit their Company base allocation related to the ESOP. Forfeited amounts are reallocated to participant accounts in the same manner as employer contributions and do not reduce employer contributions to the Plan. At November 30, 2000 and 1999, forfeited, non-vested accounts totaled $100,667 and $61,448, respectively.

     Payment of Benefits
     Upon termination of service by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive their vested interest in their account. Distributions are made in a lump sum as soon as practicable after termination of employment.

     The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

     Participant Loans
     Participants may borrow from the non-ESOP portion of the Plan a minimum of $1,000, up to a maximum of $50,000 or 50% of the value of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 9% to 10.5%, which are commensurate with local prevailing rates, as determined by the Plan Administrator.

3. Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     Investments in mutual funds are stated at fair value or estimated fair market value, as determined by the last reported sales price or the latest bid price if no sale, or as determined by the Trustee of such funds, respectively. Investments in common stock are stated at fair value using published market quotations. Investments in guaranteed investment contracts are carried at contract value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from securities is recorded as earned on an accrual basis.

     The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Administrative Expenses
     Costs incurred in administering the Plan are borne by the Company.

     Use of Estimates
     The preparation of the Plan's financial statements, in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks, Uncertainties and Investment Concentrations
     The Plan provides for various investment options in any combination of stocks, mutual funds and portfolios investing in stocks, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of changes in net assets available for benefits. Approximately 43% and 44% of Plan investments were concentrated in Tokheim Corporation's Preferred Stock and Series C Warrants at November 30, 2000 and Tokheim Corporation's Preferred Stock and Common Stock at November 30, 1999, respectively.

4. Tokheim Corporation Convertible Preferred Stock

     In 1989, the Plan Trust borrowed $24,000,000 to purchase 960,000 shares of Tokheim Corporation preferred stock, which was priced at an initial liquidation value of $25 per share. The dividend rate of the shares is 7.75%. During 2000, 80,875 shares were allocated to participants at a value of $2,021,875. In prior years, an aggregate of 838,570 shares was allocated to participants at a cumulative value of $20,964,250. At November 30, 2000, 40,555 shares remain encumbered. The remainder of the preferred stock in the plan will be allocated to plan participants in 2001.

     Prior to the Company's reorganization each share of preferred stock was convertible to one share of common stock. Subsequent to the cancellation of the Company's common stock each share became convertible to one Series C warrant which are valued at $150,371 at November 30, 2000 (see Note 1.) The preferred stock is held only by the Trustee of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive Series C warrants or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal, pursuant to Section 3(18) of the Employee Retirement Income Security Act of 1974 (ERISA) and regulations thereunder. The value was determined to be $25 per share at November 30, 2000. The last day of each Plan year is designated to be the ESOP valuation date. The preferred shares are redeemable at the option of the Company at a price of $25 per share.

5. Note Payable

     The Plan Trust borrowed $24,000,000 in 1989 under a Loan and Guarantee Agreement at a variable interest rate payable through 2001. The outstanding principal balance at November 30, 1999 was $4,350,926. The note bears interest at a LIBOR rate plus an applicable margin, which approximated 8.5% at November 30, 1999.

     In connection with the Company's plan of reorganization in fiscal 2000, the Company became the holder of the note payable under the Loan and Guarantee Agreement effective October 20, 2000 (see Note 1). The Company is now directly liable to the lenders under its Bank Credit Agreement for all obligations under the Loan and Guarantee Agreement and the Plan is obligated to the Company. No other changes were made to the terms and conditions of the Loan and Guarantee Agreement. The outstanding principal balance at November 30, 2000 was $3,051,066 and bears interest at a LIBOR rate plus an applicable margin, which approximated 9.5% at November 30, 2000.

6. Tax Status

     The Company received a tax determination letter from the United States Treasury Department dated February 4, 1994, indicating the Plan is qualified and the related trust established under the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code
     (IRC) and is therefore exempt from federal income taxes pursuant to IRC Section 501(a).

     Although the Plan has been amended subsequent to the receipt of the latest tax determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Plan Termination

     Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to provisions set forth in ERISA. Upon termination of the Plan, participants will become fully vested in their benefits for which they were not previously vested (ESOP Base Allocation Account which requires five years of service) and entitled to a distribution from the Plan.

8. Investments

     The following Plan investments represent 5% or more of the Plan's net assets at November 30:


                                                             2000               1999

     Tokheim Corporation Convertible Preferred Stock*     $19,704,118      $ 19,403,172

     Fidelity Growth & Income Fund                          11,210,729       13,553,337

     Fidelity Stable Value Fund                              5,387,620        3,113,848

     Fidelity Balanced Fund                                  2,485,902        3,068,285

     Guaranteed Investment Contracts:
         Jackson National Life Group Pension:
             7.10% due April 30, 2001                        1,918,339        3,581,659

     *Nonparticipant-directed

     The net appreciation (depreciation) in fair value of the Plan's investments for the years ended November 30 was as follows:

                                                 2000                1999

     Common Stock*                            $  (1,798,350)       (1,172,626)
     Mutual Funds                                (  927,662)        1,467,556
                                              --------------       -----------
                                              $  (2,726,012)       $  294,930
                                              ==============       ===========

     * Includes effect of cancellation of Tokheim Corporation Common Stock

     Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows for the years ended November 30:

                                                                       2000            1999

     Tokheim Corporation Convertible Preferred Stock,
         beginning of year                                        $19,403,172      $ 18,878,275
             Employer contributions                                 2,471,990         3,169,640
             Dividends                                              1,384,820         1,514,771
             Payments on note payable                              (1,380,744)       (2,636,057)
             Interest expense                                      (  318,001)         (346,770)
             Withdrawal and termination distributions              (1,633,569)       (1,064,487)
             Transfers to participant-directed investments          ( 223,550)         (112,200)
                                                                   -----------     -------------
     Tokheim Corporation Convertible Preferred Stock,
         end of year                                              $19,704,118      $ 19,403,172
                                                                  =============    =============


9. Reconciliation to Form 5500

     As of November 30, 2000 and 1999, $820,477 and $1,032,302,
     respectively, is included in the accounts of participants who had elected to withdraw from participation in the Plan, but for which disbursement had not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the Plan, as follows:

                                                                       2000                 1999

     Net assets available for benefits
         as stated in financial statements                         $43,342,348         $ 45,057,468
     Less:  benefits payable                                           820,477            1,032,302
                                                                   -----------         ------------
     Net assets available for benefits per Form 5500               $42,521,871         $ 44,025,166
                                                                   ===========         ============

     Benefits paid to participants
         as stated in financial statements                         $ 5,520,852         $   3,738,415
     Add:  Amounts allocated to withdrawing participants
               at November 30, 2000 and 1999, respectively             820,477             1,032,302
     Less:  Amounts allocated to withdrawing participants
               at November 30, 1999 and 1998, respectively          (1,032,302)             (246,502)
                                                                   ------------        --------------
     Benefits paid to participants per Form 5500                   $ 5,309,027         $   4,524,217
                                                                   ============        ==============




Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries
Item 27a - Schedule of Assets Held for Investment Purposes
As of November 30, 2000
-------------------------------------------------------------------------------


                                                  Shares or
                                                  Principal          Fair
 Description                                        Amount          Value
------------------------------------------      --------------  ---------------

Fidelity Stable Value Fund
 Fidelity Advisor Stable Value Fund                704,622      $     704,622
 Collective Short Term Investment Fund           4,682,998      $   4,682,998
                                                              ---------------
   Subtotal                                                     $   5,387,620
                                                              ---------------

Insurance Contract Fund
 Protective Life Insurance Company
   Guaranteed Investment Contract 5.96% due
   July 31, 2001                                 1,325,610      $  1,325,610

 Jackson National Life Group Pension
   Guaranteed Investment Contract 7.10% due
   April 30, 2001                                1,918,338      $  1,918,338
                                                             ---------------
   Subtotal                                                     $  3,243,949
                                                             ---------------
Cash Fund
 Collective Short Term Investment Fund              40,422      $     40,422
                                                             ---------------
Balanced Fund
 Fidelity Advisor Balanced Fund                    149,934     $   2,485,902
                                                             ---------------
Equity Growth Fund
 Fidelity Advisor Equity Growth Fund                19,603         1,232,214
                                                             ---------------
Growth and Income Fund
 Fidelity Advisor Growth and Income Fund           658,666        11,210,729
                                                             ---------------
Small Cap Fund
 Fidelity Advisor Small Cap Fund                    37,164           645,915
                                                             ---------------
Intermediate Fund
 Fidelity Advisor Intermediate Bond Fund             5,922            61,525
                                                             ---------------
Growth Opportunities Fund
 Fidelity Advisor Growth Opportunities Fund          9,106           343,860
                                                             ---------------
Tokheim Corporation Series C Warrants
 Tokheim Corporation Common Stock                  601,450           150,371
                                                             ---------------
Tokheim Corporation Preferred Stock
 Tokheim Corporation Convertible Preferred Stock   776,105        19,704,118
                                                             ---------------
Participant Loans
 Loans to Participants, 9.0% to 10.5% due        1,381,128         1,381,128
                                                             ---------------
 December 24, 2000 through March 15,  2024

              Total investments                                 $ 45,887,753
                                                             ===============